

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2015

Frank E. Celli
Chief Executive Officer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10977

> **Re: BioHiTech Global Inc.**
> **Amendment No 2. to Form 8-K**
> **Filed December 10, 2015**
> **File No. 001-36843**

Dear Mr. Celli:

We have reviewed your October 5, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. We note your revised disclosure in response to comment 2 of our prior letter. Please advise whether the "global distribution rights agreement" with Mr. Koh is the same as the "global distribution license" referenced elsewhere in the 8-K. If so please provide the relevant terms of that agreement. Additionally, please consider Item 601 of Regulation S-K in regards to these distribution agreements.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter Campitiello, Esq.
       Kane Kessler, P.C.